Exhibit 107

Calculation of Filing Fee Table

424(b)(5)(1)

(Form Type)

ENERGY TRANSFER LP

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	5.500% Notes due 2028	457(r)	$1,000,000,000	100%	$1,000,000,000	0.00011020	$110,200
Fees to Be Paid	Debt	5.750% Notes due 2033	457(r)	$1,500,000,000	100%	$1,500,000,000	0.00011020	$165,300
Fees Previously Paid	—	—	—	—	—	—		—
Carry Forward Securities
Carry Forward Securities	—	—	—	—	—	—		—
	Total Offering Amounts					$2,500,000,000		$275,500
	Total Fees Previously Paid							$0.00
	Total Fee Offsets							$0.00
	Net Fee Due							$275,500

(1)	Final prospectus supplement.